Exhibit 99

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions, except per share figures) (Unaudited)

Prepared in accordance with U.S. GAAP

		2018					2019					2020
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL
VEHICLE VOLUME STATISTICS (in millions)
North American vehicle volumes (including Mexico)		4.414	4.368	4.048	4.211	17.041	4.250	4.268	3.925	3.916	16.359	3.795	1.242	3.907	8.944
European vehicle volumes:
Western Europe		3.939	4.005	2.997	3.388	14.329	3.720	3.615	3.000	3.285	13.620	2.890	1.152	2.820	6.862
Eastern Europe		1.972	2.068	1.694	2.064	7.798	2.015	2.068	1.676	1.992	7.751	1.765	0.911	1.611	4.287
Total Europe		5.911	6.073	4.691	5.452	22.127	5.735	5.683	4.676	5.277	21.371	4.655	2.063	4.431	11.149

Asia volumes		12.558	12.325	11.684	12.887	49.454	11.941	11.257	11.049	13.148	47.395	8.224	8.634	10.714	27.572

China volumes		6.663	6.614	6.094	6.993	26.364	6.025	5.485	5.632	7.428	24.570	3.234	5.840	6.219	15.293

Magna Steyr vehicle assembly volumes		0.041	0.033	0.034	0.037	0.145	0.046	0.043	0.035	0.034	0.158	0.031	0.017	0.027	0.075

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.790	0.775	0.765	0.756	0.771	0.752	0.748	0.757	0.758	0.754	0.745	0.722	0.751	0.739
1 Euro equals U.S. dollars		1.229	1.193	1.163	1.141	1.181	1.135	1.124	1.112	1.107	1.119	1.102	1.101	1.170	1.124
1 Chinese renminbi equals U.S. dollars		0.157	0.157	0.147	0.145	0.151	0.148	0.147	0.142	0.142	0.145	0.143	0.141	0.145	0.143

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales		10,792	10,280	9,618	10,137	40,827	10,591	10,126	9,319	9,395	39,431	8,657	4,293	9,129	22,079
Costs and expenses:
Cost of goods sold		9,293	8,795	8,253	8,714	35,055	9,164	8,710	8,063	8,085	34,022	7,567	4,206	7,681	19,454
Selling, general and administrative		396	434	403	431	1,664	421	453	400	423	1,697	381	378	380	1,139
Equity income		(87)	(72)	(62)	(56)	(277)	(35)	(48)	(37)	(58)	(178)	(30)	(25)	(44)	(99)
EBITDA	2	1,190	1,123	1,024	1,048	4,385	1,041	1,011	893	945	3,890	739	(266)	1,112	1,585
Depreciation and amortization		315	320	325	318	1,278	321	334	335	355	1,345	336	334	334	1,004
EBIT	3	875	803	699	730	3,107	720	677	558	590	2,545	403	(600)	778	581
Interest expense, net		21	23	23	26	93	31	14	18	19	82	17	21	26	64
Operating income (loss)	2	854	780	676	704	3,014	689	663	540	571	2,463	386	(621)	752	517
Other expense (income), net	2	3	(39)	2	97	63	(679)	68	859	(8)	240	-	168	316	484
Income (loss) from operations before income taxes		851	819	674	607	2,951	1,368	595	(319)	579	2,223	386	(789)	436	33
Income tax expense (benefit)		182	183	114	140	619	267	145	45	134	591	134	(137)	109	106
Net income (loss)		669	636	560	467	2,332	1,101	450	(364)	445	1,632	252	(652)	327	(73)
(Income) loss attributable to non-controlling interests	2	(9)	(10)	(6)	(11)	(36)	5	2	131	(5)	133	9	5	78	92
Net income (loss) attributable to Magna International Inc.		660	626	554	456	2,296	1,106	452	(233)	440	1,765	261	(647)	405	19

Adjusted net income (loss) attributable to Magna International Inc.	2	663	590	535	542	2,330	531	509	438	433	1,911	261	(511)	585	335

Diluted earnings (loss) per share:
Diluted		$ 1.83	$ 1.77	$ 1.62	$ 1.37	$ 6.61	$ 3.39	$ 1.42	$ (0.75)	$ 1.43	$ 5.59	$ 0.86	$ (2.17)	$ 1.35	$ 0.06
Adjusted Diluted		$ 1.84	$ 1.67	$ 1.56	$ 1.63	$ 6.71	$ 1.63	$ 1.59	$ 1.41	$ 1.41	$ 6.05	$ 0.86	$ (1.71)	$ 1.95	$ 1.12

Weighted average number of Common Shares outstanding
during the year (in millions):		359.9	354.1	343.0	333.2	347.5	326.3	319.5	310.7	306.3	315.8	302.7	298.4	299.4	300.2

PROFITABILITY RATIOS
Selling, general and administrative /Sales		3.7%	4.2%	4.2%	4.3%	4.1%	4.0%	4.5%	4.3%	4.5%	4.3%	4.4%	8.8%	4.2%	5.2%
EBITDA /Sales		11.0%	10.9%	10.6%	10.3%	10.7%	9.8%	10.0%	9.6%	10.1%	9.9%	8.5%	-6.2%	12.2%	7.2%
EBIT /Sales		8.1%	7.8%	7.3%	7.2%	7.6%	6.8%	6.7%	6.0%	6.3%	6.5%	4.7%	-14.0%	8.5%	2.6%
Operating income(loss) /Sales		7.9%	7.6%	7.0%	6.9%	7.4%	6.5%	6.5%	5.8%	6.1%	6.2%	4.5%	-14.5%	8.2%	2.3%
Effective tax rate
Reported		21.4%	22.3%	16.9%	23.1%	21.0%	19.5%	24.4%	-14.1%	23.1%	26.6%	34.7%	17.4%	25.0%	321.2%
Excluding Other expense (income), net of taxes		21.3%	23.1%	20.0%	21.4%	21.5%	23.7%	23.5%	19.6%	23.3%	22.7%	34.7%	16.9%	22.6%	38.5%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(United States dollars in millions) (Unaudited)

		2018				2019				2020
		1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q
ASSETS						[Note 1]
Current assets:
Accounts receivable		8,073	7,656	7,160	6,548	7,446	7,204	7,068	5,927	5,684	5,253	6,618
Inventories		3,564	3,600	3,580	3,403	3,501	3,521	3,457	3,304	3,531	3,503	3,509
Prepaid expenses and other		250	201	237	250	275	278	211	238	234	303	265
		11,887	11,457	10,977	10,201	11,222	11,003	10,736	9,469	9,449	9,059	10,392
Current liabilities:
Accounts payable and other accruals		9,855	9,048	8,847	8,597	9,347	9,048	8,757	8,198	8,381	6,992	8,905
Working capital		2,032	2,409	2,130	1,604	1,875	1,955	1,979	1,271	1,068	2,067	1,487
Investments		2,132	2,320	2,337	2,189	2,408	2,334	1,430	1,210	1,336	1,336	1,143
Fixed assets, net		8,204	8,026	7,743	8,095	7,958	8,109	7,943	8,260	7,948	7,860	7,898
Goodwill, other assets and intangible assets		3,837	3,684	3,467	3,527	3,487	3,593	3,461	3,456	3,340	3,362	3,423
Operating lease right-of-use assets		-	-	-	-	1,716	1,744	1,702	1,811	1,788	1,777	1,787
		16,205	16,439	15,677	15,415	17,444	17,735	16,515	16,008	15,480	16,402	15,738
Net assets held for sale		-	-	568	541	-	-	-	-	-	-	-
Funds employed		16,205	16,439	16,245	15,956	17,444	17,735	16,515	16,008	15,480	16,402	15,738
FINANCING
Straight debt:
Cash and cash equivalents		(769)	(626)	(884)	(684)	(925)	(563)	(769)	(1,276)	(1,146)	(533)	(1,498)
Short-term borrowings		262	1,123	1,291	1,098	335	199	436	-	-	188	-
Long-term debt due within one year		114	120	231	201	122	112	104	106	93	150	98
Long-term debt		3,220	3,115	3,112	3,084	3,062	3,071	3,021	3,062	3,021	3,771	3,832
Current portion of operating lease liabilities		-	-	-	-	176	214	218	225	218	221	226
Operating lease liabilities		-	-	-	-	1,566	1,544	1,527	1,601	1,586	1,577	1,582
		2,827	3,732	3,750	3,699	4,336	4,577	4,537	3,718	3,772	5,374	4,240
Long-term employee benefit liabilities		691	659	592	597	598	606	584	677	659	675	696
Other long-term liabilities		340	314	291	400	396	404	388	371	420	390	305
Deferred tax liabilities, net		54	86	107	101	167	196	133	111	87	10	87
		1,085	1,059	990	1,098	1,161	1,206	1,105	1,159	1,166	1,075	1,088
Shareholders' equity		12,293	11,648	11,505	11,159	11,947	11,952	10,873	11,131	10,542	9,953	10,410
		16,205	16,439	16,245	15,956	17,444	17,735	16,515	16,008	15,480	16,402	15,738

ASSET UTILIZATION RATIOS
Days in accounts receivable		67.3	67.0	67.0	58.1	63.3	64.0	68.3	56.8	59.1	110.1	65.2
Days in accounts payable		95.4	92.6	96.5	88.8	91.8	93.5	97.7	91.3	99.7	149.6	104.3
Inventory turnover - cost of sales		10.4	9.8	9.2	10.2	10.5	9.9	9.3	9.8	8.6	4.8	8.8
Working capital turnover		21.2	17.1	18.1	25.3	22.6	20.7	18.8	29.6	32.4	8.3	24.6
Total asset turnover		2.7	2.5	2.5	2.6	2.4	2.3	2.3	2.3	2.2	1.0	2.3

CAPITAL STRUCTURE
Straight debt		17.4%	22.7%	23.1%	23.2%	24.9%	25.8%	27.5%	23.2%	24.4%	32.8%	26.9%
Long-term employee benefit liabilities, other long-term
liabilities & deferred tax liabilities, net		6.6%	6.4%	6.1%	6.9%	6.6%	6.8%	6.7%	7.2%	7.5%	6.6%	6.9%
Shareholders' equity		75.9%	70.9%	70.8%	69.9%	68.5%	67.4%	65.8%	69.5%	68.1%	60.7%	66.1%
		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Debt to total capitalization		22.6%	27.2%	28.7%	28.2%	30.6%	30.1%	32.8%	31.0%	31.8%	37.2%	35.5%

Adjusted Debt to Adjusted EBITDA	2	1.18x	1.32x	1.37x	1.32x	1.18x	1.18x	1.26x	1.23x	1.30x	2.30x	2.07x
ANNUALIZED RETURNS
Return on assets (EBIT/assets employed)		21.6%	19.5%	17.8%	18.9%	16.5%	15.3%	13.5%	14.7%	10.4%	-14.6%	19.8%
Return on equity (Net income attributable to Magna
International Inc. / Average shareholders' equity)		22.0%	20.9%	19.1%	16.1%	38.3%	15.1%	-8.2%	16.0%	9.6%	-25.3%	15.9%
Adjusted Return on equity (Adjusted Net income attributable
to Magna International Inc. / Average shareholders' equity)		22.1%	19.7%	18.5%	19.1%	18.4%	17.0%	15.4%	15.7%	9.6%	-19.9%	23.0%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(United States dollars in millions) (Unaudited)

		2018					2019					2020
Cash provided from (used for):	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL

Operating activities
Net income (loss)		669	636	560	467	2,332	1,101	450	(364)	445	1,632	252	(652)	327	(73)
Items not involving current cash flows		363	303	339	534	1,539	(213)	470	1,210	509	1,976	363	354	767	1,484
		1,032	939	899	1,001	3,871	888	920	846	954	3,608	615	(298)	1,094	1,411
Changes in operating assets and liabilities		(455)	(472)	177	597	(153)	(294)	-	(96)	742	352	24	(934)	518	(392)

Cash provided from (used for) operating activities		577	467	1,076	1,598	3,718	594	920	750	1,696	3,960	639	(1,232)	1,612	1,019

Investment activities
Fixed asset additions		(243)	(379)	(381)	(647)	(1,650)	(251)	(328)	(349)	(513)	(1,441)	(203)	(169)	(213)	(585)
Increase in investments, other assets and intangible assets		(109)	(103)	(114)	(150)	(476)	(77)	(102)	(83)	(122)	(384)	(93)	(72)	(68)	(233)
Proceeds from disposition		29	48	76	70	223	86	26	57	16	185	23	11	14	48
Proceeds from sale of (Investment in) Lyft, Inc.		-	(200)	(20)	-	(220)	-	-	10	221	231	-	-	-	-
Increase in private equity investments		(5)	-	-	-	(5)	(5)	(5)	-	-	(10)	(100)	(2)	(12)	(114)
Acquisitions		-	4	-	(152)	(148)	-	(152)	-	5	(147)	(7)	-	-	(7)
Sale of Fluid Pressure & Controls Business ["FP&C"]		-	-	-	-	-	1,129	-	3	-	1,132	-	-	-	-

Cash (used for) provided from investment activities		(328)	(630)	(439)	(879)	(2,276)	882	(561)	(362)	(393)	(434)	(380)	(232)	(279)	(891)

Financing activities
Net issues (repayments) of debt		3	886	262	(284)	867	(855)	(187)	251	(435)	(1,226)	(6)	962	(246)	710
Common Shares issued on exercise of stock options		5	41	1	3	50	8	6	19	11	44	1	1	15	17
Repurchase of Common Shares		(103)	(729)	(520)	(479)	(1,831)	(284)	(409)	(342)	(254)	(1,289)	(201)	-	(2)	(203)
Shares repurchased for tax withholdings on vesting of equity awards		-	(2)	(4)	(10)	(16)	(3)	(2)	-	(4)	(9)	(10)	-	-	(10)
Contributions to subsidiaries by non-controlling interests		-	4	-	-	4	2	-	2	-	4	-	-	-	-
Dividends paid to non-controlling interests		-	(30)	-	(39)	(69)	-	(13)	-	(9)	(22)	(3)	(3)	-	(6)
Dividends paid		(118)	(115)	(109)	(106)	(448)	(119)	(110)	(109)	(111)	(449)	(121)	(116)	(115)	(352)

Cash provided from (used for) financing activities		(213)	55	(370)	(915)	(1,443)	(1,251)	(715)	(179)	(802)	(2,947)	(340)	844	(348)	156
Effect of exchange rate changes on cash, cash equivalents
and restricted cash equivalents		10	(31)	(10)	(5)	(36)	14	(4)	(9)	10	11	(52)	9	(15)	(58)
Net increase (decrease) in cash, cash equivalents
and restricted cash equivalents during the period		46	(139)	257	(201)	(37)	239	(360)	200	511	590	(133)	(611)	970	226
Cash, cash equivalents and restricted cash equivalents,
beginning of period	4	839	885	746	1,003	839	802	1,041	681	881	802	1,392	1,259	648	1,392
Cash, cash equivalents and restricted cash equivalents,
end of period		885	746	1,003	802	802	1,041	681	881	1,392	1,392	1,259	648	1,618	1,618

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions, except per share figures) (Unaudited)

	This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019.

Note 1:	LEASES ADOPTION
	On January 1, 2019, the Company adopted ASC 842, Leases using the modified retrospective transition approach, without restatement of comparative periods' financial information. The adoption requires the Company to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.

Note 2:	NON-GAAP MEASURES
The Company presents Operating income, EBIT (Earnings before interest and taxes) and EBITDA (Earnings before interest, taxes and depreciation and amortization) before Other expense (income),net. The Company also presents Adjusted Net Income (Net Income before Other expense (income),net , net of tax and excluding significant income tax valuation allowance adjustments), Adjusted Diluted Earnings per Share, Adjusted EBIT and Adjusted EBIT as a percentage of sales, Return on Invested Capital and Return on Equity. The Company calculates Adjusted Debt as total debt adjusted to include pension and lease liabilities and Adjusted EBITDA as earnings before, interest, net, taxes, depreciation and amortization adjusted to add back interest income, certain pension costs and operating lease expense. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company. However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies.

	Other expense (income), net consists of:

			2018					2019					2020
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL

	Impairment charges	[a]	-	-	-	74	74	-	-	727	-	727	-	19	337	356
	Restructuring charges	[b]	3	17	2	23	45	14	7	7	3	31	-	149	-	149
	Net (gains) losses on investments	[c]	-	(56)	-	-	(56)	(177)	67	127	(11)	6	-	-	(21)	(21)
	Gain on the sale of business	[d]	-	-	-	-	-	(516)	(6)	(2)	-	(524)	-	-	-	-

			3	(39)	2	97	63	(679)	68	859	(8)	240	-	168	316	484

[a]	Impairment charges

In Power & Vision, during the third quarter of 2020, the Company recorded impairment charge of $337 million on investment.

During the second quarter of 2020, the Company recorded asset impairment charges of $8 million in Body Exteriors & Structures and $11 million in Power & Vision.

In Power & Vision, during the third quarter of 2019, the Company recorded $700 million impairment on its equity accounted investment.  Additionally, the Company recorded asset impairment charges of $27 million in the Company's Power & Vision segment.

	During the fourth quarter of 2018, the Company recorded $14 million of impairment charges for fixed assets in Body Exteriors & Structures, and the Company recorded a $60 million impairment charge on its equity accounted investment in Power & Vision.

[b]	Restructuring charges
			2018					2019					2020
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL

	Power & Vision		3	12	2	3	20	-	-	-	-	-	-	104	-	104
	Body Exteriors & Structures		-	5	-	20	25	14	7	7	3	31	-	29	-	29
	Seating Systems		-	-	-	-	-	-	-	-	-	-	-	16	-	16
			3	17	2	23	45	14	7	7	3	31	-	149	-	149

[c]	Net (gains) losses on investments

In Corporate, during the third quarter of 2020, the Company remeasured its private equity investments at fair value resulting in a $21 million gain.

In Corporate, during the first, second, third and fourth quarters of 2019, the Company recorded gains of $177 million, net losses of $67 million, net losses of $127 million, and net gains of $11 million respectively, substantially related to the revaluation of its investment in Lyft, Inc.

	In Corporate, during the second quarter of 2018, the Company remeasured its private equity investments at fair value resulting in a $56 million gain, of which $46 million related to its investment in Lyft, Inc.

[d]	Gain on the sale of business

	In Power & Vision, during the first quarter of 2019, the Company recorded a gain on the sale of its Fluid Pressure & Controls ["FP&C"] business of $516 million. In the second and third quarters of 2019, the Company recorded an increase in the gain on sale of $6 million and $2 million, respectively, as a result of finalizing the proceeds relating to working capital.

	The following table reconciles Net (loss) income attributable to Magna International Inc. to Adjusted net income attributable to Magna International Inc.:
		2018					2019					2020
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL

	Net income (loss) attributable to Magna International Inc.	660	626	554	456	2,296	1,106	452	(233)	440	1,765	261	(647)	405	19
	Exclude:
	Impairment charges [f]	-	-	-	71	71	-	-	557	-	557	-	17	200	217
	Restructuring charges	3	17	2	21	43	14	7	7	3	31	-	119	-	119
	Net (gains) losses on investments	-	(53)	-	-	(53)	(151)	57	109	(10)	5	-	-	(20)	(20)
	Gain on the sale of business	-	-	-	-	-	(438)	(7)	(2)	-	(447)	-	-	-	-
	US tax reform	-	-	-	11	11	-	-	-	-	-	-	-	-	-
	Reassessment of deferred tax balances - FP&C [g]	-	-	(21)	-	(21)	-	-	-	-	-	-	-	-	-
	Adjustment to tax valuation allowance in India	-	-	-	(17)	(17)	-	-	-	-	-	-	-	-	-
												-			-
	Adjusted net income (loss) attributable to Magna International Inc.	663	590	535	542	2,330	531	509	438	433	1,911	261	(511)	585	335

	Diluted earnings (loss) per share	$ 1.83	$ 1.77	$ 1.62	$ 1.37	$ 6.61	$ 3.39	$ 1.42	$ (0.75)	$ 1.43	$ 5.59	$ 0.86	(2.17)	1.35	$ 0.06
	Exclude:
	Impairment charges [f]	-	-	-	0.22	0.21	-	-	1.80	-	1.76	-	0.06	0.67	0.73
	Restructuring charges	0.01	0.05	-	0.06	0.12	0.04	0.02	0.02	0.01	0.10	-	0.40	-	0.40
	Net (gains) losses on investments	-	(0.15)	-	-	(0.15)	(0.46)	0.17	0.35	(0.03)	0.02	-	-	(0.07)	(0.07)
	Gain on the sale of business	-	-	-	-	-	(1.34)	(0.02)	(0.01)	-	(1.42)	-	-	-	-
	US tax reform	-	-	-	0.03	0.03	-	-	-	-	-	-	-	-	-
	Reassessment of deferred tax balances - FP&C [g]	-	-	(0.06)	-	(0.06)	-	-	-	-	-	-	-	-	-
	Adjustment to tax valuation allowance in India	-	-	-	(0.05)	(0.05)	-	-	-	-	-	-	-	-	-

	Adjusted diluted earnings (loss) per share	$ 1.84	$ 1.67	$ 1.56	$ 1.63	$ 6.71	$ 1.63	$ 1.59	$ 1.41	$ 1.41	$ 6.05	$ 0.86	$ (1.71)	$ 1.95	$ 1.12

[f]	Impairment charges

	Impairment charges relating to the Company's equity accounted investment for 2019 and 2020, include $127 million and $ 75 million, respectively, attributable to non-controlling interest.

[g]	Reassessment of deferred tax balances - FP&C

	Reassessment of deferred tax balances relating to timing differences that reversed on closing of the sale of the global FP&C business.

Note 3:	SEGMENTED INFORMATION

		2018					2019					2020
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL
	Body Exteriors & Structures Group
	Sales	4,619	4,551	4,180	4,177	17,527	4,308	4,243	3,984	3,923	16,458	3,676	1,623	3,858	9,157
	Adjusted EBIT	343	388	326	356	1,413	363	341	306	289	1,299	199	(315)	390	274
	Adjusted EBIT as a percentage of sales	7.4%	8.5%	7.8%	8.5%	8.1%	8.4%	8.0%	7.7%	7.4%	7.9%	5.4%	-19.4%	10.1%	3.0%

	Power & Vision
	Sales	3,190	3,197	2,947	2,987	12,321	3,083	2,808	2,696	2,725	11,312	2,523	1,298	2,722	6,543
	Adjusted EBIT	359	299	259	254	1,171	216	201	167	163	747	135	(226)	227	136
	Adjusted EBIT as a percentage of sales	11.3%	9.4%	8.8%	8.5%	9.5%	7.0%	7.2%	6.2%	6.0%	6.6%	5.4%	-17.4%	8.3%	2.1%

	Seating Systems
	Sales	1,470	1,424	1,219	1,435	5,548	1,433	1,452	1,266	1,426	5,577	1,261	524	1,280	3,065
	Adjusted EBIT	130	117	69	110	426	94	83	56	79	312	40	(84)	66	22
	Adjusted EBIT as a percentage of sales	8.8%	8.2%	5.7%	7.7%	7.7%	6.6%	5.7%	4.4%	5.5%	5.6%	3.2%	-16.0%	5.2%	0.7%

	Complete Vehicles
	Sales	1,660	1,280	1,391	1,687	6,018	1,928	1,802	1,516	1,461	6,707	1,321	933	1,402	3,656
	Adjusted EBIT	19	1	24	24	68	28	43	29	44	144	50	44	70	164
	Adjusted EBIT as a percentage of sales	1.1%	0.1%	1.7%	1.4%	1.1%	1.5%	2.4%	1.9%	3.0%	2.1%	3.8%	4.7%	5.0%	4.5%

	Corporate and other
	Intercompany fees	(147)	(172)	(119)	(149)	(587)	(161)	(179)	(143)	(140)	(623)	(124)	(85)	(133)	(342)
	Adjusted EBIT	24	(2)	21	(14)	29	19	9	0	15	43	(21)	(19)	25	(15)

	Total
	Sales	10,792	10,280	9,618	10,137	40,827	10,591	10,126	9,319	9,395	39,431	8,657	4,293	9,129	22,079
	Adjusted EBIT	875	803	699	730	3,107	720	677	558	590	2,545	403	(600)	778	581
	Adjusted EBIT as a percentage of sales	8.1%	7.8%	7.3%	7.2%	7.6%	6.8%	6.7%	6.0%	6.3%	6.5%	4.7%	-14.0%	8.5%	2.6%

Note 4:	CASH, CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS

	A reconciliation of Cash and cash equivalents and Restricted cash equivalents (included in prepaid expenses) to Total cash, cash equivalents and restricted cash equivalents is as follows:

		2018					2019					2020
		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q	3rd Q

	Cash and cash equivalents	(769)	(626)	(884)	(684)		(925)	(563)	(769)	(1,276)		(1,146)	(533)	(1,498)
	Restricted cash equivalents included in prepaid expenses	(116)	(120)	(119)	(118)		(116)	(118)	(112)	(116)		(113)	(115)	(120)
	Total cash, cash equivalents and restricted cash equivalents	(885)	(746)	(1,003)	(802)		(1,041)	(681)	(881)	(1,392)		(1,259)	(648)	(1,618)